UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 18, 2024

ATLANTIC COASTAL ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-41224	87-1013956
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6 St Johns Lane, Floor 5 New York, NY	10013
(Address of principal executive offices)	(Zip Code)

(248) 890-7200

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Series A common stock, $0.0001 par value, and one-half of one redeemable warrant	ACABU	The Nasdaq Stock Market LLC
Shares of Series A common stock included as part of the units	ACAB	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Series A common stock at an exercise price of $11.50	ACABW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amended Sponsor Letter Agreement

As previously disclosed, on December 11, 2023, Atlantic Coastal Acquisition Management II LLC, a Delaware limited liability company (the “Sponsor”) entered into an agreement with Atlantic Coastal Acquisition Corp. II (“ACAB”), Abpro Corporation, a Delaware corporation (“Abpro” or the “Company”) and Abpro Bio International, Inc., a Korean corporation (“Abpro Bio”) (the “Sponsor Letter Agreement”) in connection with the proposed business combination between ACAB and Abpro (the “Business Combination”), whereby Sponsor agreed to (i) retain 2.95 million shares of ACAB Series A common stock held by it, (ii) divide 2,458,333 shares of ACAB Series A common stock held by it among the Sponsor, who will be entitled to 491,667 of the shares, Abpro, who will be entitled to 983,333 of the shares, and Abpro Bio, who will be entitled to 983,333 of the shares, for such party to use to obtain non-redemption commitments from ACAB stockholders or other capital for ACAB or the post-combination company (with any shares unused for such purpose to be retained by such party) and (ii) forfeit the remainder of any ACAB Series A common stock and ACAB Series B common stock held by it. On January 18, 2024, the Sponsor, ACAB, Abpro and Abpro Bio entered into an amendment to the Sponsor Letter Agreement (the “Amended Sponsor Letter Agreement”), which amended the amount of shares each party thereunder is entitled to, consistent with the description previously disclosed on December 11, 2023 and as contemplated in the Business Combination Agreement, dated as of December 11, 2023, by and among ACAB, Abpro Merger Sub Corp., a Delaware corporation, and Abpro. For the avoidance of doubt, the Amended Sponsor Letter Agreement supersedes and replaces the Sponsor Letter Agreement in its entirety.

The foregoing description of the Amended Sponsor Letter Agreement is qualified in its entirety by reference to the full text of the Amended Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Important Information and Where to Find It

In connection with the Business Combination and the transactions contemplated thereby (the “Proposed Transactions”), ACAB intends to file a Registration Statement on Form S-4, with the Securities and Exchange Commission (the “SEC”), which will include the Proxy Statement to be distributed to holders of ACAB’s common stock in connection with ACAB’s solicitation of proxies for the vote by ACAB’s stockholders with respect to the Proposed Transactions and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to stockholders in connection with the Proposed. After the Registration Statement has been filed and declared effective, ACAB will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACAB, the Company and the Proposed Transactions. When available, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ACAB through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Atlantic Coastal Acquisition Corp. II, 6 St Johns Lane, Floor 5 New York, NY 10013.

Participants in the Solicitation

ACAB and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of ACAB is set forth in its Annual Report on Form 10-K for the fiscal year ended December 30, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe”, “project”, “expect”, “anticipate”, “estimate”, “intend”, “strategy”, “future”, “opportunity”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” or similar expressions. that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, ACAB’s ability to enter into definitive agreements or consummate a transaction with the Company; ACAB’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of ACAB’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ACAB and the Company. These forward looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the outcome of judicial proceedings to which the Company is, or may become a party; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of ACAB for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of ACAB and the Company; the amount of redemption requests made by ACAB’s stockholders; the occurrence of events that may give rise to a right of one or both of ACAB and the Company to terminate the Business Combination Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; and those factors discussed in ACAB’s Registration Statement on Form S-1 filed with the SEC on January 18, 2022, Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 under the heading “Risk Factors,” and other documents of ACAB filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ACAB nor the Company presently know or that ACAB and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect ACAB’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. ACAB and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while ACAB and the Company may elect to update these forward-looking statements at some point in the future, ACAB and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing ACAB’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ACAB nor the Company gives any assurance that either ACAB or the Company, or the combined company, will achieve its objectives.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Amended Sponsor Letter Agreement, dated as of January 18, 2024, by and among ACAB, the Sponsor, the Company and Abpro Bio International, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC COASTAL ACQUISITION CORP. II

	By:	/s/ Shahraab Ahmad
	Name:	Shahraab Ahmad
	Title:	Chief Executive Officer

Dated: January 19, 2024

Exhibit 10.1

Atlantic Coastal Acquisition Management II LLC

6 St Johns Lane, Floor 5

New York, New York 10013

January 18, 2024

Atlantic Coastal Acquisition Corp. II

6 St Johns Lane, Floor 5

New York, New York 10013

Attn: Shahraab Ahmad, Chief Executive Officer

Re:    Amendment to Sponsor Share Letter

Dear Mr. Ahmad:

Reference is hereby made to that certain Business Combination Agreement, dated as of December 11, 2023 (as it may be amended, the “BCA”) by and among Atlantic Coastal Acquisition Corp. II, a Delaware corporation (including any successor thereto, “Purchaser”), Abpro Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Purchaser (“Merger Sub”), and Abpro Corporation, a Delaware corporation (the “Company”). Any capitalized term used but not defined herein will have the meanings ascribed thereto in the BCA.

In order to induce the Company to enter into the BCA, Atlantic Coastal Acquisition Management II LLC, a Delaware limited liability company (“Sponsor”), has agreed to enter into this amended letter agreement (this “Agreement”) relating to (i) the 7,199,999 shares of Series A Common Stock and 1 share of Series B Common Stock of Purchaser (collectively, the “Founder Shares”) purchased by Sponsor in a private placement prior to Purchaser’s initial public offering, and (ii) the 13,850,000 warrants to purchase Series A Common Stock of Purchaser (the “Sponsor Warrants”), purchased by Sponsor in a private placement concurrent with Purchaser’s initial public offering.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sponsor and each of the undersigned parties hereby agrees as follows:

1.

Sponsor hereby agrees to, upon and subject to the Closing, transfer and assign, subject to and in accordance with the terms and conditions of this Agreement, all of its right, title and interest in and to (i) 983,333 Founder Shares (the “Abpro Bio Transfer Shares”) to Abpro Bio International, Inc. (“Abpro Bio”) or its designee, (ii) 983,333 Founder Shares (the “Company Transfer Shares”) to the Company or its designee, (iii) 200,000 Founder Shares to J.V.B Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“Cohen”) (the “Cohen Shares”) and (iv) 825,225 Founder Shares to certain stockholders of Purchaser. Sponsor also hereby agrees to retain, upon and subject to the Closing and subject to and in accordance with the terms and conditions of this Agreement, 291,667 Founder Shares (the “Sponsor Transfer Shares,” and, collectively with the Abpro Bio Transfer Shares and the Company Transfer Shares, the “Transfer Shares”). The Transfer Shares shall be available for the holder to use to obtain (i) non-redemption commitments from stockholders of Purchaser or (ii) other capital for Purchaser or the Company, however, any Transfer Shares that are not used for such purpose are to be owned and retained by the respective holder thereof.

2.

Pursuant to that certain Amended Engagement of Services Letter, dated as of January 11, 2024, between Purchaser and Cohen, upon and subject to the Closing, Sponsor shall transfer the Cohen Shares to Cohen as compensation for services previously rendered by Cohen to Purchaser.

3.

The Abpro Bio Transfer Shares and the Company Transfer Shares will be transferred by Sponsor to Abpro Bio and the Company, respectively, as a “permitted transferee” (as defined in the Letter Agreement, dated as of January 13, 2022 (as it may, subject to the terms hereof be amended, the “Insider Letter”), by and among Sponsor and its members, and Purchaser) of Sponsor under Section 8(c) of the Insider Letter, and accordingly Abpro Bio and the Company hereby agrees to become bound by the transfer restrictions in the Insider Letter with respect to its respective Transfer Shares that apply to Sponsor thereunder, in addition to the other restrictions set forth in this Agreement.

4.

Sponsor hereby agrees, upon and subject to the Closing, to forfeit 966,442 of the Founder Shares held by Sponsor at the time of the Closing (the “Forfeited Shares”). In order to effectuate such forfeiture, upon the Closing, Sponsor shall deliver the Forfeited Shares to Purchaser in certificated or book entry form (at the election of Sponsor) for cancellation by Purchaser.

5.

Purchaser and Sponsor hereby each agree, that without the prior written consent of the Company, they will not, prior to the Closing, seek or agree to a waiver, amendment or termination of Sections 2 or 8 of the Insider Letter (or related definitions).

6.

Sponsor represents and agrees that, except as set forth on Exhibit A or on Schedule 4.6(d) of the BCA, Purchaser has no liabilities or obligations of any kind for deferred compensation that will or may become payable in connection with the Closing. Sponsor agrees that any such liability or obligation not listed on Exhibit A or set forth or on Schedule 4.6(d) of the BCA will be satisfied solely by Sponsor, by the transfer of Founder Shares or otherwise, and that Sponsor will indemnify and hold harmless the Company with respect to the foregoing.

7.

No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this Section 7 shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

8.

This Agreement (including the BCA and the Ancillary Documents to the extent incorporated herein) constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof and explicitly supersedes and replaces the previous letter agreement dated December 11, 2023 in its entirety; provided, that for the avoidance of doubt, nothing herein shall affect the terms and conditions of the Insider Letter.

9.

This Agreement may not be changed, amended or modified as to any particular provision, except by a written instrument executed by all parties hereto. No provision of this Agreement may be waived except in a writing signed by the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10.

Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent in the same manner as provided in Section 8.4 of the BCA.

11.

This Agreement shall be construed, interpreted and enforced in a manner consistent with the provisions of the BCA. The provisions set forth in Sections 8.5, 8.7, 8.10, 8.11, and 8.15 through 8.18 of the BCA, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement as if all references to the “Agreement” in such sections were instead references to this Agreement, and the references therein to the “Parties” were instead to the parties to this Agreement.

12.

This Agreement shall terminate at such time, if any, as the BCA is terminated in accordance with its terms prior to the Closing, and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement.

{Remainder of Page Left Blank; Signature Page Follows}

Please indicate your agreement to the foregoing by signing in the space provided below.

ATLANTIC COASTAL ACQUISITION MANAGEMENT II LLC

By:	/s/ Shahraab Ahmad
Name:	Shahraab Ahmad
Title:	Managing Member

Accepted and agreed, effective as of the date first set forth above:

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Shahraab Ahmad
Name:	Shahraab Ahmad
Title:	Chief Executive Officer

ABPRO BIO INTERNATIONAL, INC.

By:	/s/ Jin Sang Yang
Name:	Jin Sang Yang
Title:	President

Address for Notice:

Address:
Abpro Bio International, Inc. 139, Techno jungang-daero, Yuga-myeon, Dalseong-gun, Daegu, Republic of Korea *******

ABPRO CORPORATION

By:	/s/ Ian Chan
Name:	Ian Chan
Title:	Chief Executive Officer

Address for Notice:

Address:

68 Cummings Park Drive Woburn, MA 01801

[Signature Page to Amended Sponsor Share Letter]

EXHIBIT A

DEFERRED COMPENSATION

1.

Deferred fee arrangement in the aggregate amount of $6,000,000 payable by SPAC in the form of 600,000 shares of Series A Common Stock to Cantor Fitzgerald & Co. upon the consummation of a business combination.

2.

Engagement of Services Letter between SPAC and J.V.B Financial Group, LLC, acting through its Cohen & Company Capital Markets division, dated April 11, 2023, as amended by the Amended Engagement of Services Letter, dated January 11, 2024.

3.	Fees payable to Pillsbury Winthrop Shaw Pittman LLP in connection with past services rendered, in the amount of $1,500,000 and 350,000 shares of Series A Common Stock.